Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2014, or our 2014 Annual Report.

Overview of Business

We are a 3D solutions company offering additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We believe that the range of 3D printing consumable materials that we offer, consisting of 38 Polyjet and FDM cartridge-based materials, five SCP inkjet-based materials and 138 non-color digital materials, and over 1,000 color variations, is the widest in the industry. Our service offerings include our Stratasys Direct Manufacturing printed parts services as well as our professional services. We provide products and services to our global customer base through our offices in North America and internationally, including: Shanghai, China; Frankfurt, Germany; Genoa, Italy; São Paulo, Brazil; Bangalore, India; Tokyo, Japan; and Hong Kong, as well as through our worldwide network of more than 280 agents and resellers. Additionally, through the acquisition of MakerBot, we have added an online sales channel. We have more than 2,900 employees and hold more than 800 granted or pending patents worldwide.

Recent developments

Goodwill and Other Intangible Assets Impairment Charges

During the third quarter of 2015, we determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for all of our reporting units existed as of September 30, 2015. These indicators included a further significant decline in our market capitalization for a sustained period and weaker than expected operating results of our reporting units for the third quarter of 2015, which resulted in changes to our near-term cash flows projections. The changes in our near-term cash flows projections reflect, among other things, the increased uncertainty in the 3D printing environment. Accordingly, we performed a quantitative two-step assessment for goodwill impairment for each of our reporting units. As part of the two-step impairment test, we performed a preliminary calculation for the implied fair value of goodwill of our reporting units and determined that the carrying amount of goodwill assigned to certain of our reporting units exceeded its fair value. As a result, we recorded a non-cash impairment charge of $695.5 million, in order to reduce the carrying amount of goodwill to its estimated fair value. The preliminary goodwill impairment assessment is incomplete. We expect to finalize the measurement of the implied goodwill impairment charge during the fourth quarter of 2015.

In addition, we tested the recoverability of our long-lived assets, including our purchased intangible assets. We concluded that the carrying amount of certain of our purchased intangible assets might not be recoverable. As a result, we recorded a non-cash impairment charge of $193.2 million, in order to reduce the carrying amount of our purchased intangible assets to their estimated fair value.

RTC Rapid Technologies Transaction

On July 1, 2015 we acquired 100% of the outstanding shares of RTC Rapid Technologies GmbH (“RTC”), which has been a key channel partner in Germany. This acquisition is expected to strengthen our presence in Germany, Switzerland and Austria, and will enable us to offer the full suite of Stratasys 3D printing solutions and services to the installed base of RTC as well as work with its regional resellers to further capitalize on growth opportunities in selected verticals in the region.

Reorganization Plan

In April 2015, we initiated a reorganization plan that is intended to focus efforts on improving and iterating products, growing the 3D ecosystem, and expanding our presence in the professional, education and consumer markets as well as adjusting our cost structure. This reorganization initiative included, among others actions, reducing the number of employees, consolidation of certain facilities and closing of MakerBot’s three retail stores. Through this reorganization, we expect to achieve cost savings, improve operational efficiencies and to better position our company for market penetration.

Transaction in China

On February 10, 2015, we acquired certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition is expected to enable us to expand our operations in the Chinese market.

Stratasys Direct Manufacturing

On January 1, 2015, we formed Stratasys Direct Manufacturing, or SDM, a paid-parts service from our three AM service companies – Solid Concepts and Harvest Technologies (“Harvest”) which we acquired during the third quarter of 2014 and our RedEye service. SDM is a provider of 3D printing and custom AM services, offering AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes.

We believe that the acquisitions of Solid Concepts and Harvest, combined with our RedEye Service, created a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide us with opportunities to leverage our direct manufacturing services capabilities. These acquisitions have also enabled us to enhance our expertise in parts production, as well as materials and systems knowhow. We believe that the integration of the three companies enables us to provide our customers with full service offerings that provide a variety of technologies and custom manufacturing solutions, and supports our expansion into end-use-parts production and vertical market applications.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or “GAAP”. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and nine months ended September 30, 2015 with the corresponding periods in 2014.

Results of Operations

Comparison of Three Months Ended September 30, 2015 to Three Months Ended September 30, 2014

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2015		2014
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$167,580	100.0%	$203,610	100.0%
Cost of sales	247,476	147.7%	115,763	56.9%
Gross profit (loss)	(79,896)	-47.7%	87,847	43.1%
Research and development, net	37,698	22.5%	23,353	11.5%
Selling, general and administrative	121,304	72.4%	110,803	54.4%
Goodwill impairment	695,458	415.0%	-	0.0%
Change in fair value of obligations
in connection with acquisitions	(3,022)	-1.8%	5,578	2.7%
Operating loss	(931,334)	-555.8%	(51,887)	-25.5%
Financial expense, net	(3,505)	-2.1%	(1,384)	-0.7%
Loss before income taxes	(934,839)	-557.9%	(53,271)	-26.2%
Income taxes	(33,402)	-19.9%	(21,919)	-10.8%
Net loss attributable to Stratasys Ltd.	(901,273)	-537.8%	(31,328)	-15.4%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2015	2014	% Change
	U.S. $ in thousands
Products	$118,473	$160,200	-26.0%
Services	49,107	43,410	13.1%
	$167,580	$203,610	-17.7%

Our revenues for the three months ended September 30, 2015 were lower than expected across all regions and most product and service lines. We believe that the current slowdown is primarily due to a continuation of the challenging additive manufacturing environment, driven primarily by weak investment in capital equipment by customers within key verticals.

Net sales in the three months ended September 30, 2015 were $167.6 million as compared to net sales of $203.6 million in the three months ended September 30, 2014, representing a decrease of 17.7%. Net sales decreased by approximately 14.5% on a constant currency basis when compared to the same period last year.

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $41.7 million, or 26.0% for the three months ended September 30, 2015, as compared to the three months ended September 30, 2014.

The decrease in products sales of 26.0% was driven by a decrease in MakerBot revenues, overall market weakness and a negative impact from foreign currency exchange fluctuations, which were partially offset by our sale of consumables offerings which were flat as compared to the three months ended September 30, 2014.

The number of systems shipped in the three months ended September 30, 2015 decreased to 5,467 units as compared to 10,965 units shipped in the three months ended September 30, 2014. The decrease in the number of systems shipped was primarily due to a decrease in MakerBot unit sales.

Consumables net sales for the three months ended September 30, 2015 were flat as compared to the three months ended September 30, 2014. Despite overall market weakness, consumables net sales were flat primarily due to the favorable effect of our growing installed base of systems and high performance consumable materials offerings for use in new applications, offset by the unfavorable impact of foreign currency exchange fluctuations and softness in customer usage for certain applications.

Services Revenues

Services revenues (including SDM, maintenance and other services) increased by $5.7 million for the three months ended September 30, 2015, or 13.1%, as compared to the three months ended September 30, 2014. The increase in services revenues was primarily attributable to the inclusion for the full period of SDM revenues which were primarily generated by companies that were acquired during the third quarter of 2014. Services revenues also increased organically from maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2015		2014		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$102,767	61.3%	$116,405	57.2%	-11.7%
EMEA	34,501	20.6%	44,646	21.9%	-22.7%
Asia Pacific	26,388	15.8%	39,754	19.5%	-33.6%
Other	3,924	2.3%	2,805	1.4%	39.9%
	$167,580	100.0%	$203,610	100.0%	-17.7%

Net sales in the North America region decreased for the three months ended September 30, 2015 as compared to the three months ended September 30, 2014, due to lower net sales of our systems, partially offset by an increase in services revenues, due to the inclusion for the full period of SDM revenues.

Net sales in the EMEA region decreased for the three months ended September 30, 2015 as compared to the three months ended September 30, 2014, primarily due to lower sales of our systems. In local currencies terms, net sales for the three months ended September 30, 2015 in the EMEA region decreased by 11.1% as compared to the three months ended September 30, 2014. Net sales in the EMEA region were negatively impacted by approximately $5.2 million primarily due to the devaluation of the Euro against the U.S. dollar, on a constant currency basis when compared to the same period last year.

Net sales in the Asia Pacific region decreased by $13.4 million, or, 33.6%, for the three months ended September 30, 2015 as compared to the three months ended September 30, 2014, due to lower net sales of our systems, while consumables and services revenues remained flat.

Gross Profit (Loss)

Gross profit (loss) for our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2015	2014	% Change
	U.S. $ in thousands
Gross profit (loss) attributable to:
Products	$(94,958)	$74,763	-227.0%
Services	15,062	13,084	15.1%
	$(79,896)	$87,847	-190.9%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Three Months Ended September 30,
	2015	2014	% Change
Gross profit as a percentage of revenues from:
Products	-80.2%	46.7%	-271.7%
Services	30.7%	30.1%	1.8%
Total gross profit	-47.7%	43.1%	-210.6%

Gross profit attributable to products revenues decreased by 169.7 million, or 227.0%, to gross loss of $95.0 million for the three months ended September 30, 2015 as compared to gross profit of $74.8 million for the three months ended September 30, 2014. Gross loss attributable to products revenues as a percentage of products revenues decreased to 80.2% for the three months ended September 30, 2015 as compared to gross profit of 46.7% for the three months ended September 30, 2014.

The decrease in gross profit attributable to products sales for the three months ended September 30, 2015, was primarily due to impairment charges of $151.0 million related to certain of our developed technology intangible assets, as compared to $11.6 million for the three months ended September 30, 2014. The decrease in gross profit was also attributable to changes in product mix that favored our relatively lower-margin systems as well as a decreased in our higher-margin Connex system revenues.

Gross profit attributable to services revenues increased by $2.0 million, or 15.1%, to $15.1 million for the three months ended September 30, 2015 as compared to $13.1 million for the three months ended September 30, 2014. Gross profit attributable to services revenues as a percentage of services revenues increased to 30.7% in the three months ended September 30, 2015, as compared to 30.1% for the three months ended September 30, 2014. The increase in gross profit from services revenues primarily reflects the inclusion for the full period of SDM operations which primarily relates to companies that were acquired during the third quarter of 2014.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Three Months Ended September 30,
	2015	2014	% Change
	U.S. $ in thousands
Research and development, net	$37,698	$23,353	61.4%
Selling, general and administrative	121,304	110,803	9.5%
Goodwill impairment	695,458	-	N/A
Change in fair value of obligations in
connection with acquisitions	(3,022)	5,578	-154.2%
	$851,438	$139,734	509.3%
Percentage of net sales	508.1%	68.6%

Research and development expenses, net for the three months ended September 30, 2015 increased by 14.3 million, or 61.4%, as compared to the three months ended September 30, 2014. The increase was primarily due to impairment charges of $9.8 million related to certain of our in-process research and development projects for the three months ended September 30, 2015 as compared to $3.0 million for the three months ended September 30, 2014. Additional increase in research and development expenses was due to the inclusion of GrabCad operations for the full period, following the acquisition of GrabCAD in September 2014, which added $3.2 million and an increase in headcount to support new research and development initiatives. The headcount increase reflects our continued investments in research and development projects, focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications.

Research and development expense, net as a percentage of sales increased to 22.5% in the three months ended September 30, 2015 as compared to 11.5% in the three months ended September 30, 2014. This increase reflects our intention to continue to invest in research and development in order to bring a broad range of hardware, materials and software solutions to create a leading 3D printing ecosystem. We are dedicated to effectively introducing our innovative technologies to the market in a timely manner.

Selling, general and administrative expenses for the three months ended September 30, 2015 amounted to $121.3 million, compared to $110.8 million for the three months ended September 30, 2014. Selling, general and administrative expenses for the three months ended September 30, 2015 as percentage of net sales were 72.4% as compared to 54.4% for the three months ended September 30, 2014.

The increase of our selling, general and administrative expenses was primarily attributable to intangible assets impairment charges of $32.2 million, the inclusion for the full period of SDM operations which primarily relates to companies that were acquired during the third quarter of 2014 and other charges associated with our strategic and marketing initiatives, including branding and IT related costs. This increase was partially offset by a reduction of $21.2 million in merger, retention and other integration expenses, related to the acquisition of Solid Concepts and Harvest.

Goodwill impairment charge for the three months ended September 30, 2015 amounted to $695.5 million. During the third quarter of 2015, we determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for all of our reporting units existed as of September 30, 2015. These indicators resulted in changes to our near-term cash flows projections, which reflect, among other things, the increased uncertainty in the 3D printing environment. Accordingly, we performed a quantitative two-step assessment for goodwill impairment for each of our reporting units. As part of the two-step impairment test, we performed a preliminary calculation for the implied fair value of goodwill of our reporting units and determined that the carrying amount of goodwill assigned to certain of our reporting units exceeded its fair value. As a result, we recorded a non-cash impairment charge of $695.5 million, in order to reduce the carrying amount of goodwill to its estimated fair value. The preliminary goodwill impairment assessment is incomplete. We expect to finalize the measurement of the implied goodwill impairment charge during the fourth quarter of 2015.

During the three months ended September 30, 2015, we recorded a gain of $3.0 million, compared to a loss of $5.6 million for the three months ended September 30, 2014, due to the revaluation of obligations in connection with acquisitions. The gain recorded during the three months ended September 30, 2015 was due to the downward revaluation of the deferred payments liability in connection with the Solid Concepts transaction. The loss recorded during the three months ended September 30, 2014 was due to upward revaluation of the deferred payments liability in connection with the Solid Concepts transaction, which was partially offset by the downward revaluation of the earn-out payment liability in connection with the MakerBot transaction.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, were as follows:

	Three Months Ended September 30,
	2015	2014
	U.S. $ in thousands
Operating loss	$(931,344)	$(51,887)
Percentage of net sales	-555.8%	-25.5%

Operating loss for the three months ended September 30, 2015 amounted to $931.3 million compared to operating loss of $51.9 million for the three months ended September 30, 2014. The increase in operating loss was primarily attributable to non-cash impairment charges of goodwill and other intangible assets and the decrease in net sales.

Financial Expense, net

Financial expense, net amounted to $3.5 million for the three months ended September 30, 2015, compared to financial expense, net of $1.4 million for the three months ended September 30, 2014. The increase in financial expense, net was primarily due to costs related to the termination of our revolving credit facility during September 2015 in an amount of $2.7 million.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Three Months Ended
	September 30,
	2015	2014
	U.S. $ in thousands		% Change
Income taxes	$(33,402)	$(21,919)	52.4%
As a percent of loss before
income taxes	3.6%	41.1%

Our effective tax rate for the three months ended September 30, 2015 and 2014 was 3.6% and 41.1%, respectively. Our effective tax rate has varied significantly due to changes in the mix of taxable income and tax loss between the U.S. and Israel.

Our effective tax rate for the three months ended September 30, 2015, was impacted by goodwill impairment of $695.5 million, as described in note 4, which is primarily non-tax deductible, and therefore had a significant impact on the effective tax rate for that period. In addition, the impairment of certain intangible assets and tax deductible goodwill, as described in note 4, resulted in a reversal of related deferred tax liabilities amounting to $63.2 million for the three months ended September 30, 2015. We also recorded a valuation allowance of $49.4 million against deferred tax assets in respect of net operating losses as it is more likely than not that those deferred tax assets will not be realized in future periods. We will continue to monitor whether the realization of our remaining deferred tax assets is more likely than not.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss per diluted share attributable to Stratasys Ltd., were as follows:

	Three Months Ended September 30,
	2015	2014
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(901,273)	$(31,328)
Percentage of net sales	-537.8%	-15.4%
Net loss per diluted share	$(17.35)	$(0.62)

Net loss attributable to Stratasys Ltd. for the three months ended September 30, 2015 was $901.3 million as compared to net loss of $31.3 million for the three months ended September 30, 2014. This increase of the net loss attributable to Stratasys Ltd. was due to the factors that were previously discussed, primarily the increase of operating loss attributable to non-cash goodwill and other intangible assets impairment charges as described above.

Net loss per diluted share was $17.35 for the three months ended September 30, 2015, compared to net loss per diluted share of $0.62 for the three months ended September 30, 2014. The weighted average share count for the three months ended September 30, 2015 was 51.9 million, compared to 50.5 million for the three months ended September 30, 2014.

Comparison of Nine Months Ended September 30, 2015 to Nine Months Ended September 30, 2014

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2015 and 2014. Additional factors affecting the nine months comparison are described below.

The following table presents certain financial data as a percentage of net sales for the periods indicated:

	Nine Months Ended September 30,
	2015		2014
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$522,633	100.0%	$533,016	100.0%
Cost of sales	473,533	90.6%	275,807	51.7%
Gross profit	49,100	9.4%	257,209	48.3%
Research and development, net	90,442	17.3%	59,081	11.1%
Selling, general and administrative	321,493	61.5%	256,349	48.1%
Goodwill impairment	845,858	161.8%	-	0.0%
Change in fair value of obligations
in connection with acquisitions	(22,958)	-4.4%	(1,289)	-0.2%
Operating loss	(1,185,735)	226.9%	(56,932)	-10.7%
Financial expense, net	(9,340)	-1.8%	(2,383)	-0.4%
Loss before income taxes	(1,195,075)	-228.7%	(59,315)	-11.1%
Income taxes	(54,090)	-10.3%	(31,877)	-6.0%
Net loss attributable to Stratasys Ltd.	(1,140,492)	-218.2%	(27,414)	-5.1%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2015	2014	% Change
	U.S. $ in thousands
Products	$379,630	$443,542	-14.4%
Services	143,003	89,474	59.8%
	$522,633	$533,016	-1.9%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $63.9 million, or 14.4%, for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. Products revenues decreased by approximately 10.0% on a constant currency basis when compared to the same period last year.

The number of systems shipped in the nine months ended September 30, 2015 decreased to 19,734 units as compared to 34,629 units shipped in the nine months ended September 30, 2014. The decrease in the number of systems shipped was primarily due to a decrease in MakerBot unit sales.

Consumables revenues for the nine months ended September 30, 2015 increased by 7.4% as compared to the nine months ended September 30, 2014. The increase was primarily due to our growing installed base of systems.

Services Revenues

Services revenues (including SDM, maintenance and other services) increased by $53.5 million, or 59.8%, for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. The increase in services revenues was primarily attributable to the inclusion for the full period of SDM revenues, which primarily relates to acquisitions completed during the third quarter of 2014. Services revenues also increased organically from maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2015		2014		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$311,344	59.6%	$286,237	53.7%	8.8%
EMEA	108,717	20.8%	129,389	24.3%	-16.0%
Asia Pacific	93,282	17.8%	110,078	20.6%	-15.3%
Other	9,290	1.8%	7,312	1.4%	27.1%
	$522,633	100.0%	$533,016	100.0%	-1.9%

Net sales in the North America region for the nine months ended September 30, 2015 increased by $25.1 million as compared to the nine months ended September 30, 2014, due to growth in consumables sales, as well as the inclusion of SDM net sales in the North America region for the entire nine months period ended September 30, 2015.

Net sales in the EMEA region for the nine months ended September 30, 2015 decreased by $20.7 million as compared to the nine months ended September 30, 2014. In local currencies terms, net sales for the nine months ended September 30, 2015 in the EMEA region remained flat as compared to the nine months ended September 30, 2014. Net sales in the EMEA region were negatively impacted by approximately $20.2 million, primarily due to the devaluation of the Euro against the U.S. dollar, when net sales are translated on a constant currency basis.

Net sales in the Asia Pacific region for the nine months ended September 30, 2015 decreased by $16.8 million, or 15.3% as compared to the nine months ended September 30, 2014, primarily due to lower net sales of our systems, partially offset by growth in consumables sales.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2015	2014	% Change
	U.S. $ in thousands
Gross profit attributable to:
Products	$162	$223,689	-99.9%
Services	48,938	33,520	46.0%
	$49,100	$257,209	-%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Nine Months Ended September 30,
	2015	2014	% Change
Gross profit as a percentage of revenues from:
Products	0.0%	50.4%	-99.9%
Services	34.2%	37.5%	-8.7%
Total gross profit	9.4%	48.3%	-80.5%

Gross profit attributable to products revenues decreased by $223.5 million, or 99.9%, to $0.2 million for the nine months ended September 30, 2015 as compared to $223.7 million for the nine months ended September 30, 2014. Gross profit attributable to products revenues as a percentage of revenue decreased to 0.0% for the nine months ended September 30, 2015 as compared to 50.4% for the nine months ended September 30, 2014.

The decrease in gross profit attributable to products revenues was primarily due to impairment charges of $180.8 million related to certain of our developed technology intangible assets and due to changes in product mix which was mainly due to sales that favored our lower-margin systems as well as certain reorganization and other related charges.

Gross profit attributable to services revenues increased by $15.4 million, or 46.0%, to $48.9 million for the nine months ended September 30, 2015 as compared to $33.5 million for the nine months ended September 30, 2014. Gross profit attributable to services revenues as a percentage of services revenues in the nine months ended September 30, 2015 decreased to 34.2%, as compared to 37.5% for the nine months ended September 30, 2014. The changes in gross profit from services revenues primarily reflects the inclusion for the full period in the nine months ended September 30, 2015 of SDM operations, which primarily relates to acquisitions completed during the third quarter of 2014.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Nine Months Ended September 30,
	2015	2014	% Change
	U.S. $ in thousands
Research and development, net	$90,442	$59,081	53.1%
Selling, general and administrative	321,493	256,349	25.4%
Goodwill impairment	845,858	-	N/A
Change in fair value of obligations in
connection with acquisitions	(22,958)	(1,289)	1,681.1%
	$1,234,835	$314,141	293.1%
Percentage of net sales	236.3%	58.9%

Research and development expenses, net for the nine months ended September 30, 2015 increased by $31.4 million, or 53.1%, as compared to the nine months ended September 30, 2014. The increase was primarily due to impairment charges of $9.8 million related to certain of our in-process research and development projects for the nine months ended September 30, 2015 as compared to $3.0 million for the nine months ended September 30, 2014, and the inclusion of GrabCad operations for the full period, following the acquisition of GrabCad’s in September, 2014, which added $8.5 million as well as, an increase in headcount to support new research and development initiatives.

Research and development expense, net as a percentage of sales increased to 17.3% in the nine months ended September 30, 2015 as compared to 11.1% in the nine months ended September 30, 2014. This increase reflects our intention to continue to invest in research and development in order to bring a broad range of hardware, materials and software solutions to create a leading 3D printing ecosystem.

Selling, general and administrative expenses for the nine months ended September 30, 2015 amounted to 321.5 million, compared to $256.3 million for the nine months ended September 30, 2014. Selling, general and administrative expenses for the nine months ended September 30, 2015 as a percentage of net sales were 61.5% as compared to 48.1% for the nine months ended September 30, 2014.

The increase of our selling, general and administrative expenses was primarily attributed to impairment charges related to intangible assets of $45.8 million, the inclusion of SDM operations which primarily relates to acquisitions completed during the third quarter of 2014, certain reorganization and other related charges as well as strategic and marketing initiatives, including branding and IT related costs. The increase of our selling, general and administrative expenses was partially offset by non-recurring merger and integration costs related to the Solid Concepts transaction that were expensed during the third quarter of 2014.

Goodwill impairment charge for the nine months ended September 30, 2015 amounted to $845.9 million. During the first quarter of 2015, we recorded a goodwill impairment charge of $150.4 million related to our MakerBot reporting unit. During the third quarter we recorded an additional goodwill impairment charge of $695.5 million related to all of our reporting units. For further information, see above under "-Recent Developments - Goodwill and Other Intangibles Impairment Charges" and note 4 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

During the nine months ended September 30, 2015, we recorded a gain of $23.0 million, compared to gain of $1.3 million for the nine months ended September 30, 2014, due to the revaluation of obligations in connection with acquisitions. The gain recorded during the nine months ended September 30, 2015 was due to the downward revaluation of the deferred payments liability in connection with the Solid Concepts transaction. The gain for the nine months ended September 30, 2014 was due to the downward revaluation of the earn-out payment liability in connection with the MakerBot transaction and was partially offset by the upward revaluation of the deferred payments liability in connection with the Solid Concepts transaction.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, were as follows:

	Nine Months Ended September 30,
	2015	2014
	U.S. $ in thousands
Operating loss	$(1,185,735)	$(56,932)

Percentage of net sales	-226.9%	-10.7%

Operating loss for the nine months ended September 30, 2015 amounted to $1,185.7 million compared to operating loss of $56.9 million for the nine months ended September 30, 2014. The operating loss for the nine months ended September 30, 2015, was primarily attributable to non-cash impairment charges related to our goodwill and certain of our other intangible assets of $1,082.3 million as well as higher selling, general and administrative expenses. The operating loss was partially offset by gain due to revaluation of obligations in connection with acquisitions as described above.

Financial Expense, net

Financial expense, net, amounted to $9.3 million for the nine months ended September 30, 2015, compared to financial expense, net of $2.4 million for the nine months ended September 30, 2014. The increase was primarily due to foreign currency transaction losses due to changes in rates of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro), which are partially related to intercompany receivables and payables denominated in a foreign currency. Additional increase in our financial expenses, net was associated with costs related to the termination of our revolving credit facility during September 2015. The increase in financial expense, net, was partially offset by revaluation of forward contracts that hedged the corresponding currency exposure.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Nine Months Ended
	September 30,
	2015	2014
	U.S. $ in thousands		% Change
Income taxes	$(54,090)	$(31,877)	69.7%

As a percent of loss before
income taxes	4.5%	53.7%

Our effective tax rate for the nine months ended September 30, 2015 and 2014 was 4.5% and 53.7%, respectively. Our effective tax rate has varied significantly due to changes in the mix of taxable income and tax loss between the U.S. and Israel.

Our effective tax rate for the nine months ended September 30, 2015, was impacted by goodwill impairment of $845.9 million, as described in note 4, which was primarily non-tax deductible, and therefore had a significant impact on the effective tax rate for that period. In addition, the impairment of certain intangible assets and tax deductible goodwill, as described in note 4, resulted in a reversal of related deferred tax liabilities amounting to $80.4 million for the nine months ended September 30, 2015, respectively. We also recorded a valuation allowance of $66.6 million against deferred tax assets in respect of net operating losses as it is more likely than not that those deferred tax assets will not be realized in future periods. We will continue to monitor whether the realization of its remaining deferred tax assets is more likely than not.

During the second quarter of 2015, we adjusted our long-term tax rates due to a recent amendment of the New York City tax law. As a result, we recorded a reduction of approximately $1.7 million in our income tax expense associated with the amortization of the intangible assets.

During the second quarter of 2015, we adjusted its long-term tax rates associate with taxable income in Israel, due to change in estimates. As a result, we recorded an increase of approximately $3.4 million in its income tax expense associated with the amortization of the intangible assets.

The gain of $8.7 million for the nine months ended September 30, 2014, attributable to the change in fair value of our earn-out obligations in connection with the MakerBot transaction was non-taxable, and therefore had a significant impact on the effective tax rate in this period.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss per diluted share attributable to Stratasys Ltd., were as follows:

	Nine Months Ended September 30,
	2015	2014
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(1,140,492)	$(27,414)

Percentage of net sales	-218.2%	-5.1%

Net loss per diluted share	$(22.21)	$(0.55)

Net loss attributable to Stratasys Ltd. for the nine months ended September 30, 2015 was $1,140.5 million as compared to net loss of $27.4 million for the nine months ended September 30, 2014. The net loss attributable to Stratasys Ltd. for the nine months ended September 30, 2015, was due to the factors that were previously discussed, primarily the impairment charges related to our goodwill and certain of our intangible assets, which were partially offset by gain due to revaluation of obligations in connection with acquisitions.

Net loss per diluted share was $22.21 for the nine months ended September 30, 2015, compared to net loss per share of $0.55 for the nine months ended September 30, 2014. In computing our loss per share for the nine months ended September 30, 2015, we adjusted the net loss attributable to Stratasys Ltd. by $1.8 million due to excess redemption amount of redeemable non-controlling interest. The weighted average share count for the nine months ended September 30, 2015 was 51.4 million, compared to 49.7 million for the nine months ended September 30, 2014.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense, and reorganization-related charges, and (y) excluding non-cash charges such as share-based compensation, amortization of intangible assets, one time write-off of deferred tax assets, and impairment charges that either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2015	Non-GAAP	2015	2014	Non-GAAP	2014
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (loss) (1)	$(79,896)	$165,099	$85,203	$87,847	$30,996	$118,843
	Operating income (loss) (1,2)	(931,334)	921,351	(9,983)	(51,887)	83,688	31,801
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(901,273)	901,937	664	(31,328)	61,419	30,091
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(17.35)	$17.36	$0.01	$(0.62)	$1.20	$0.58

(1)	Acquired intangible assets amortization expense		12,317			14,864
	Impairment charges of other intangible assets		150,973			11,635
	Non-cash stock-based compensation expense		739			1,282
	Reorganization and other related costs		914			-
	Merger and acquisition related expense		156			3,215
			165,099			30,996

(2)	Goodwill impairment		695,458			-
	Acquired intangible assets amortization expense		5,832			6,474
	Non-cash stock-based compensation expense		4,097			6,315
	Impairment charges of other intangible assets		42,215			3,000
	Change in fair value of obligations in connection with acquisitions		(3,022)			5,578
	Reorganization and other related costs		834			-
	Merger and acquisition related expense		10,838			31,325
			756,252			52,692
			921,351			83,688

(3)	Credit facility termination related costs		2,705			-
	Corresponding tax effect and other tax adjustments		(22,119)			(22,269)
			$901,937			$61,419

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	51,941		53,108	50,490		52,261

		Nine Months Ended September 30,
		2015	Non-GAAP	2015	2014	Non-GAAP	2014
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$49,100	$229,236	$278,336	$257,209	$60,473	$317,682
	Operating income (loss) (1,2)	(1,185,735)	1,178,650	(7,085)	(56,932)	140,251	83,319
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(1,140,492)	1,151,142	10,650	(27,414)	106,098	78,684
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(22.21)	$22.41	$0.20	$(0.55)	$2.08	$1.53

(1)	Impairment of other intangible assets		180,755			11,635
	Acquired intangible assets amortization expense		39,523			42,354
	Non-cash stock-based compensation expense		4,369			3,228
	Reorganization and other related costs		3,426			-
	Merger and acquisition related expense		1,163			3,256
			229,236			60,473

(2)	Goodwill impairment		845,858			-
	Impairment of other intangible assets		55,638			3,000
	Acquired intangible assets amortization expense		17,972			17,344
	Non-cash stock-based compensation expense		19,791			18,183
	Change in fair value of obligations in connection with acquisitions		(22,958)			(1,289)
	Reorganization and other related costs		7,590			-
	Merger and acquisition related expense		25,523			42,540
			949,414			79,778
			1,178,650			140,251

(3)	Credit facility termination related costs		2,705			-
	Corresponding tax effect and other tax adjustments		(30,213)			(34,153)
			$1,151,142			$106,098

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	51,437		52,715	49,717		51,573

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Nine Months Ended September 30,
	2015	2014
	U.S. $ in thousands
Net loss	$(1,140,985)	$(27,438)
Goodwill impairment	845,858	-
Impairment of other intangible assets	236,393	14,635
Depreciation and amortization	83,887	79,155
Deferred income taxes	(61,208)	(45,188)
Stock-based compensation	24,160	21,411
Change in fair value of obligations in connection with acquisitions	(22,958)	(1,289)
Foreign currency transactions loss and other non-cash items	7,105	4,111
Change in working capital and other items	(1,889)	(46,443)
Net cash used in operating activities	(29,637)	(1,046)
Net cash used in investing activities	(111,803)	(74,063)
Net cash provided by (used in) financing activities	(66,494)	45,538
Effect of exchange rate changes on cash	(1,988)	(1,016)
Net change in cash and cash equivalents	(209,922)	(30,587)
Cash and cash equivalents, beginning of period	442,141	414,088
Cash and cash equivalents, end of period	$232,219	$383,501

Our cash and cash equivalents balance decreased to $232.2 million at September 30, 2015 from $442.1 million at December 31, 2014. The decrease in cash and cash equivalents in the nine months ended September 30, 2015 was due to cash used in investing activities in an amount of $111.8 million, cash used in financing activities in an amount of $66.5 million and cash of $29.6 million used in our operating activities.

Our cash and cash equivalents balance decreased to $383.5 million at September 30, 2014 from $414.1 million at December 31, 2013. The decrease was due to net cash used in investing activities of $74.1 million and cash of $1.0 million used in operating activities which was partially offset by cash flows provided by financing activities in an amount of $45.5 million.

Cash flows from operating activities

We used $29.6 million of cash for our operating activities during the nine months ended September 30, 2015. Changes in working capital items consisted mainly of a decrease in accounts receivable and other receivables of $31.5 million, partially offset by an increase in inventories of $23.2 million and a decrease in other current liabilities of $6.2 million.

During the nine months ended September 30, 2014, we used $1.0 million of cash in our operating activities.

Cash flows from investing activities

We used $111.8 million of cash in our investing activities during the nine months ended September 30, 2015. Cash was primarily used to purchase property and equipment in an amount of $75.4 million as well as $29.6 million of cash for investments in short-term bank deposits, net.

Property, plant and equipment purchases were $75.4 million for the nine months ended September 30, 2015. Our principal property and equipment purchases were for our new property in Rehovot, which is currently under construction. The new Rehovot property will house the Company’s Israeli headquarters, research and development facilities and certain manufacturing activities. Other property and equipment purchases were primarily for the enhancement of our manufacturing capabilities of our facilities in the United States.

During the nine months ended September 30, 2014, we used cash of $74.1 million in our investing activities. Cash used to fund our acquisitions in an amount of $141.7 million and to purchase property and equipment in an amount of $43.8 million, was partially offset by cash provided in the amount of $116 million due to the change in short-term bank deposits, net.

Cash flows from financing activities

Net cash used in our financing activities during the nine months ended September 30, 2015 was $66.5 million. Cash used by financing activities was mainly attributed to repayment, net of $50.0 million in connection of the termination of our credit facility. In addition, cash of $18.8 million was used to finance our payments for obligations in connection with acquisitions and was partially offset by proceeds of $2.4 million from the exercise of stock options.

During the nine months ended September 30, 2014, cash provided by financing activities was $45.5 million. Borrowing under our credit facility provided cash of $50.0 million and was partially offset by payment of $10.8 million for the first earn-out period obligation in connection with MakerBot transaction.

Capital resources and capital expenditures

Our total current assets amounted to $588.3 million as of September 30, 2015, of which $262.4 million consisted of cash and cash equivalents and short-term bank deposits. Total current liabilities amounted to $172.0 million. Our cash and cash equivalents and short-term bank deposits are primarily held in banks in Israel, United Kingdom, Switzerland and the U.S.

The credit risk of our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we try to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for most of our customers, ongoing credit evaluation and account monitoring procedures.

In February 2015, we announced our new long-term investment plan to help enable growth, maintain market leadership and meet future opportunities. We may make additional investments in property, plant and equipment, expansion of our operations into additional geographies, information technology, or IT, human resources and sales and marketing required for future growth. We re-examined our operating plans for 2015 and updated our estimate for capital expenditures to a level of $80 to $110 million. We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

Revolving credit facility

In September 2015, we terminated our revolving credit facility. In connection with the termination of the Revolving Credit Facility, we repaid all of its outstanding short-term debt thereunder, in an amount of approximately $175 million. That payment was made from our available cash balances. As a result of the extinguishment of our short-term debt under the Revolving Credit Facility, we recorded an additional non-recurring financial expense of $2.7 million. The termination of our Revolving Credit Facility was executed as part of our assessment of our policies with respect to our working capital and cash management and will enable us to reduce our future interest expenses. We expect to have sufficient liquidity to fund our operations and working capital needs following the termination of the Revolving Credit Facility.

Acquisitions

As discussed in note 2 to our condensed consolidated financial statements, we acquired Solid Concepts on July 14, 2014. At the closing, we paid approximately $162 million as part of the purchase price and other related expenses, of which $60 million was paid in cash and $98 million was paid in our shares; an additional $4 million of the initial purchase price was deferred for six months and was paid in cash during January 2015. The remaining related payments, including deferred consideration and retention bonus payments, are subject to certain adjustments based on our share price. Subject to certain requirements for cash payments, we retain the discretion to settle any of the amounts payable under the Solid Concepts transaction in our shares, cash or any combination of the two. During July 2015, we issued 236,400 ordinary shares in the amount of $8.2 million and paid cash of $3.3 million to settle the first annual installment of the deferred payments and the deferred retention payments. Based on our share price as of September 30, 2015, the total undiscounted amount of the deferred payments consideration and retention bonus amounted to approximately $20.6 million. We believe that our existing cash reserves will be adequate to permit us to make the cash payments if we choose to pay the remaining amount in cash.

As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closing costs or costs of restructuring activities.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2014 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to continue to efficiently and successfully integrate the operations of MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition and to successfully establish and execute effective post-acquisition integration plans;
●	the overall global economic environment;
●	the impact of competition and new technologies;
●	general market, political and economic conditions in the countries in which we operate;
●	projected capital expenditures and liquidity;
●	changes in our strategy;
●	government regulations and approvals;
●	changes in customers’ budgeting priorities;
●	failure of demand for our products and services to grow as expected;
●	reduction in our profitability due to shifting in our product mix too far into lower margin products or our shifting in our revenues mix significantly towards our AM services business.
●	possible additional liability relating to parts manufactured by our digital manufacturing services;
●	litigation and regulatory proceedings; and
●	those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2014 Annual Report, as well as in the 2014 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2014 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

Reference is made to Item 11 “Quantitative and Qualitative Disclosures about Market Risk” in our 2014 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 10-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.